February 25, 2021

VIA EDGAR CORRESPONDENCE

Tetyana Aldave

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3

Filed February 23, 2021

File No. 333-253088

Dear Ms. Aldave:

We are writing on behalf of ProShares Trust II (the “Trust”) to respond to the Staff’s inquiries communicated to us during our telephone conversations on February 19 and 24, 2021, in connection with the Staff’s review of the above-referenced Registration Statement.

The Staff’s inquiries, as well as the Trust’s responses, are set forth below.

1.

Comment: As a result of the significant and rapid increase in creation activity experienced by ProShares Ultra VIX Short-Term Futures ETF (“UVXY”) in February 2021, did UVXY hit any applicable position limits and/or accountability levels relating to the VIX futures contracts in which it invests, or have any FCMs imposed any additional margin requirements or position limits on UVXY’s trading of VIX futures contracts?

Response: UVXY did not hit any applicable position limits and/or accountability levels relating to the VIX futures contracts in which it invests as a result of the increase in creation activity in February 2021. No FCMs have imposed any additional margin requirements or position limits on UVXY’s trading of VIX futures contracts as a result of the increase in creation activity in February 2021.

2.

Comment: As a result of the significant and rapid increase in creation activity experienced by UVXY in February 2021, did UVXY experience any difficulty rebalancing its portfolio in a manner consistent with its investment objective?

Response: UVXY has not experienced any difficulty rebalancing its portfolio in a manner consistent with its investment objective as result of the increase in creation activity in February 2021.

3.	Comment: Consider whether or not the prospectus disclosure regarding the potential negative impact from rolling futures positions is appropriate.

Response: We reviewed the referenced disclosure and believe that it is appropriate.

4.

Comment: As a result of the significant and rapid increase in creation activity experienced by UVXY in February 2021, did the Sponsor observe any adverse effect on the ability or willingness of Authorized Participants to take advantage of “arbitrage opportunities” in the market for UVXY’s Shares?

Response: The Sponsor did not observe any adverse effect on the ability or willingness of Authorized Participants to take advantage of “arbitrage opportunities” in the market for UVXY’s Shares as result of the increase in creation activity in February 2021.

5.

Comment: As a result of the significant and rapid increase in creation activity experienced by UVXY in February 2021, did UVXY experience any operational difficulties that adversely affected investors, or observe UVXY Shares trading at an unusual premium or discount to Net Asset Value (“NAV”) during such period?

Response: UVXY has not experienced any operational difficulties that adversely affected investors and the Sponsor has not observe UVXY Shares trading at unusual premiums or discounts to NAV as result of the increase in creation activity in February 2021.

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We believe that the above responses adequately address the Staff’s inquiries. If you or any other Staff member should have any further inquiries regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Capital Management LLC

Senior Director, Counsel

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